

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

R. Stephen Beatty
Chief Executive Officer
Helix BioMedix, Inc.
22118-20th Avenue Southeast
Suite 204
Bothell, Washington 98021

> **Re:** **Helix BioMedix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **Schedule 14A filed April 9, 2010**
> **File No. 033-20897**

Dear Mr. Beatty:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Cy Hersch (Summit Law Group)